Filed by: Gold Royalty Corp.

(Commission File Number: 001-40099)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Elemental Royalties Corp.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1030 West Georgia Street

Vancouver, British Columbia V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on January 11, 2022.

3.	News Release:

On January 11, 2022, Gold Royalty Corp. (the “Company” or “GRC”) issued a news release (the “News Release”) through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On January 11, 2022, the Company announced, further to its news release dated December 20, 2021, it has formally commenced its offer to acquire all of the outstanding common shares (the “Elemental Shares”) of Elemental Royalties Corp. (“Elemental”), together with the associated rights (the “SRP Rights”), under Elemental’s shareholder rights plan dated December 30, 2021, for consideration consisting of 0.27 of a common share of the Company (the “Gold Royalty Shares”) in exchange for each Elemental Share (the “Offer”).

5.	Full Description of Material Change:

On January 11, 2022, the Company announced, further to its news release dated December 20, 2021, that it has formally commenced the Offer to acquire all of the outstanding Elemental Shares, together with the associated SRP Rights, for consideration consisting of 0.27 of a Gold Royalty Share in exchange for each Elemental Share (the “Offer”), which values Elemental at C$1.78 per share and represents a premium of 37% to Elemental shareholders based on the closing prices of the Elemental Shares on the TSX Venture Exchange and the Gold Royalty Shares on the NYSE American on December 17, 2021, being the trading day immediately prior to the announcement, on December 20, 2021, of the Company’s intention to make an offer for the Elemental Shares.

Full details of the Offer are included in a take-over bid circular and the associated letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”) filed with the Canadian securities regulatory authorities and mailed to Elemental shareholders. The Offer is open for acceptance until 5:00 p.m. (Toronto time) on April 27, 2022. Subject to applicable securities laws, the deposit period may be extended or, in certain circumstances, reduced, by the Company.

The Offer is subject to certain conditions, including, among other things: (i) there having been validly deposited pursuant to the Offer and not withdrawn at the expiry time, that number of Elemental Shares, together with the associated SRP Rights, which constitutes more than 50% of the Elemental Shares outstanding, excluding those Elemental Shares beneficially owned, or over which control or direction is exercised, by the Company or by any persons acting jointly or in concert with the Company, if any, (which condition cannot be waived by the Company; (ii) there having been validly deposited under the Offer and not withdrawn, at or prior to the expiry time, such number of Elemental Shares, together with the associated SRP Rights, that, together with the Elemental Shares held by the Company and its affiliates, represents not less than 66 2/3% of the total number of outstanding Elemental Shares, calculated on a fully diluted basis; (iii) the Company having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a material adverse effect; and (iv) certain regulatory approvals having been obtained and/or waiting periods expired. The Offer is subject to certain other conditions in addition to those listed above. Further details regarding the conditions to the consummation of the Offer can be found in the Offer Documents.

The Offer is not subject to the approval of the Company’s shareholders and is not subject to any financing or due diligence conditions.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Josephine Man

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

January 18, 2022

No Offer or Solicitation

The information herein is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer is being made solely by, and subject to the terms and conditions set out in the Offer Documents. While the Offer will be made to all holders of Elemental Shares, the Offer will not be made or directed to, nor will deposits of Elemental Shares be accepted from or on behalf of, holders of Elemental Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

Additional Information

The Offer Documents have been mailed to Elemental shareholders and have also been filed with applicable Canadian and United States securities regulators and are available under Gold Royalty’s SEDAR profile at www.sedar.com, in the United States on EDGAR at www.sec.gov and on Gold Royalty’s website at www.goldroyalty.com.

This report is not a substitute for the Offer Documents and Elemental shareholders, Gold Royalty shareholders and all other interested parties are encouraged to read the Offer Documents.

In connection with the Offer, Gold Royalty has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which contains a prospectus relating to the Offer, under the U.S. Securities Act of 1933, as amended. INVESTORS, SHAREHOLDERS OF ELEMENTAL, AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL, AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov under Gold Royalty’s profile and the materials will be posted on Gold Royalty’s website at www.goldroyalty.com.

Cautionary Statement on Forward-Looking Information

Certain of the information contained in this report constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words “believe”, “expect”, “will”, “propose” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, including among other things, statements regarding the satisfaction of the conditions of the Offer, the anticipated timing, benefits and effects of the completion of the Offer and expectations regarding the combined portfolios of the companies and their future cash flow generation, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the ability to obtain necessary approvals, and to meet the other conditions under the Offer, the ability to realize the benefits under the proposed transaction, material adverse effects on the business, properties and assets of the parties; the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties’ royalty and other interests to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; impacts of macroeconomic developments; and the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses and the other important risks and uncertainties set out in the Offer Documents, Gold Royalty’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other public filings available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.